UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the monthly period ended December 31, 2020
Commission File Number 001-38332
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QIAGEN N.V.
(Translation of registrant’s name into English)
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On December 8, 2020, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing increased outlook for 2020 and 2021. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: December 8, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated December 8, 2020

Exhibit 99.1

QIAGEN increases outlook for 2020 and 2021
● Full-year 2020 net sales now expected to grow approximately 22% CER and adjusted EPS to reach $2.13-2.14 CER

● Q4 2020 sales outlook raised to at least 32% CER growth and adjusted EPS of $0.64-0.65 CER

● Outlook for full-year 2021 raised to 18-20% CER net sales growth and adjusted EPS of $2.42-2.46 CER

● Supervisory Board to be expanded to complement and enhance the Board's already extensive expertise and experience in Life Sciences and diagnostics

● QIAGEN Deep Dive virtual investor event to be held today to provide strategy and financial update along with overview of opportunities for five pillars of growth

Venlo, the Netherlands, December 8, 2020 - QIAGEN (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced today that it has raised its full-year 2020 outlook for growth of net sales and adjusted earnings per share (EPS) and is looking forward to another strong performance in 2021.

These results are expected to be driven by QIAGEN’s focus on five pillars of growth that leverage differentiated testing solutions used in highly attractive, growing markets involving Life Sciences and Molecular Diagnostics customers.

“2020 has demonstrated QIAGEN employees worldwide stepping up to deal with demanding changes. We have responded to the demands of the COVID-19 pandemic by launching novel testing solutions and ramping up production capacity,” said Thierry Bernard, Chief Executive Officer of QIAGEN N.V. “As we finish 2020 with an improved outlook, we have confidence in our future and in the benefits of our unwavering focus on our five pillars of growth. We expect another strong performance in 2021, balancing investments in our portfolio to create new organic long-term growth opportunities with improved near-term earnings to deliver significant value creation.”

Roland Sackers, Chief Financial Officer of QIAGEN N.V., said: “QIAGEN has developed a solid foundation for continued financial success. This is reflected in our solid outlook for 2020 and 2021, along with expectations for double-digit CER net sales growth post-COVID from our non-COVID products. We have also reaffirmed our disciplined capital allocation strategy, anchored by our commitment to invest in our business and increase returns to shareholders.”

Additionally, QIAGEN announced today that its Supervisory Board plans to expand the number of members from the current level of six. The Board intends to further diversify, complement and increase its already extensive expertise and experience in the Life Sciences and diagnostics.

QIAGEN is planning to hold a Virtual Deep Dive on Tuesday, December 8, from 16:30-19:00 CET / 10:30-13:00 EST. This webcast will feature top executives and be led by Thierry Bernard and Roland Sackers, who will provide a strategic and financial update. More details about the event are available via the Investor Relations section on www.qiagen.com.

Increased outlook for Q4 2020, full-year 2020 and full-year 2021 results

QIAGEN now expects net sales for the fourth quarter of 2020 to grow at least 32% at constant exchange rates (CER) from $413.5 million in the same period of 2019, and for adjusted EPS to increase to approximately $0.64-0.65 CER from $0.48 in the year-ago quarter.

QIAGEN also now expects full-year 2020 net sales to grow approximately 22% CER from $1.53 billion in 2019, and for adjusted EPS to increase to $2.13-2.14 CER from $1.43 in 2019.

These strong trends are expected to continue into 2021. QIAGEN now expects full-year 2021 net sales to grow 18-20% CER from the midpoint of the anticipated range for full-year 2020 net sales results. Adjusted EPS is now expected to be $2.42-2.46 CER. These results include significant investments planned for R&D and clinical trials to strengthen the competitive profile of QIAGEN’s five pillars of growth. In particular, these include initiatives to enlarge the test menu for the NeuMoDx and QIAstat-Dx systems in the U.S. and Europe.

QIAGEN plans to maintain or take a top leadership position in these areas identified as the five pillars of growth: (1) Sample technologies used to gain nucleic acids from biological samples; (2) QuantiFERON for immune response testing, especially tuberculosis (TB); (3) the integrated PCR system NeuMoDx; (4) the QIAstat-Dx syndromic testing solution; and (5) the QIAcuity digital PCR portfolio.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of September 30, 2020, QIAGEN employed more than 5,300 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 1171 and +49 152 018 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com